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                                                                   EXHIBIT 99.1

(R) [LOGO] COMMERCIAL INTERTECH


Dear Fellow Shareholder:

  We are writing to you about an urgent matter concerning the future of your investment in Commercial Intertech.

  You may have received, or will likely soon receive, two communications from United Dominion Industries, Ltd. attempting to solicit your proxy with respect to United Dominion's proposed "control share acquisition" of Commercial Intertech shares and a consent to hold a special meeting of Commercial Intertech shareholders in the near future.

  It is very important that you do not sign, respond or agree to anything that United Dominion sends to you at this time, including signing United Dominion's BLUE-STRIPED proxy card or WHITE Agent Designation Form. WE STRONGLY RECOMMEND THAT YOU WAIT UNTIL RECEIVING MATERIALS SHORTLY FROM COMMERCIAL INTERTECH, BEFORE DOING ANYTHING.

  Your vote, and each and every vote, is critical. United Dominion only needs to receive the votes of 40 percent of all shares outstanding in order to call its meeting in order to seek to implement its inadequate, $30 per share takeover of Commercial Intertech.

  We have a strategic plan which we believe will lead to significantly greater value for Commercial Intertech's shareholders than United Dominion's inadequate offer.

  Our strategic plan, which includes the spin-off to you, our shareholders, of the Company's wholly-owned Cuno Incorporated filtration subsidiary and the repurchase of a portion of the Company's shares, is designed to maximize both short- and long-term value for shareholders.

  United Dominion is trying to capture for itself the anticipated higher stock market valuation for Cuno which would otherwise be unlocked for you through the spin-off and subsequent establishment of a separate public trading market for Cuno.

  United Dominion's move to hastily call a shareholder meeting is an obvious attempt to prevent the spin-off from happening and to pressure you to act quickly in order to be able to carry out its inadequate and unwanted offer to take over your company, which your Board has determined is not in your best interests.

  Again, we urge shareholders not to take any action until you have received our materials, and not to execute any United Dominion proxy or agent designation at this time.

  If you have any questions about this process or need further assistance, please call our proxy solicitor, Morrow & Co., Inc. toll-free at 1-800-566-9061.
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  We are excited about Commercial Intertech's future, and believe we have the right strategic plan in place to make the most of our potential in the long-term.

  Thank you for your support.

                                          Sincerely,

                                      /s/ Paul J. Powers
                                          Paul J. Powers

  The following is a list of the names and shareholdings of individuals who may be deemed to be "participants" in the solicitation of proxies or revocation of agent designations by Commercial Intertech in opposition to United Dominion and OAC's solicitation of proxies for a "control share" meeting and their solicitation of agent designations to call a special meeting (information with respect to shareholdings includes common shares, shares issuable pursuant to options exercisable within 60 days, and preferred shares): Paul J. Powers (329,041 shares); Mark G. Kachur (32,088 shares); Bruce C. Wheatley (34,714 shares); Hubert Jacobs van Merlen (13,103 shares); John Gilchrist (32,032 shares); William J. Bresnahan (300 shares); Charles B. Cushwa III (220,380 shares); William W. Cushwa (238,925 shares); John M. Galvin (5,750 shares); Richard J. Hill (10,397); Neil D. Humphrey (6,635 shares); William E. Kassling (5,000 shares); Gerald C. McDonough (4,500 shares); C. Edward Midgley (10,000 shares); George M. Smart (2,750 shares); Don E. Tucker (136,855 shares); Robert A. Calcagni (58,463 shares); Gilbert M. Manchester (33,994 shares); and Steven J. Hewitt (23,880 shares).